Exhibit 99.1

Baidu to Hold Annual General Meeting on June 27, 2025

Beijing, May 8, 2025 — Baidu, Inc. (“Baidu” or the “Company”) (Nasdaq: BIDU; HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), a leading AI company with strong Internet foundation, today announced that it will hold its annual general meeting of shareholders (the “AGM”) at Baidu Campus, No. 10, Shangdi 10th Street, Haidian District, Beijing 100085, People’s Republic of China on June 27, 2025 at 9:00 a.m. (Beijing/Hong Kong time).

No proposal will be submitted for shareholder approval at the AGM.

The board of Directors of the Company has fixed the close of business on May 27, 2025, Hong Kong time, as the record date (the “Shares Record Date”) of Class A ordinary shares with a par value of US$0.000000625 each (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.000000625 each (the “Class B Ordinary Shares”). Holders of record of the Company’s Class A Ordinary Shares and Class B Ordinary Shares as of the Shares Record Date are entitled to receive notice of and attend the AGM and any adjourned meeting thereof.

The notice of the AGM is available on the Company’s website at https://ir.baidu.com.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the year ended December 31, 2024 (the “Form 20-F”), with the U.S. Securities and Exchange Commission. The Form 20-F can be accessed on the Company’s website at https://ir.baidu.com, as well as on the SEC’s website at http://www.sec.gov.

The Company has also published an annual report (the “Hong Kong Annual Report”) pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“HKEx”). The Hong Kong Annual Report contains substantially the same information as set forth in the Form 20-F and can be accessed on the Company’s investor relations website at https://ir.baidu.com as well as the HKEx’s website at http://www.hkexnews.hk.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on Nasdaq under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com